EXHIBIT 21.1

GARMIN LTD.

List of Subsidiaries of Company

Name of Subsidiary	Jurisdiction of Incorporation

Garmin Corporation	Taiwan
Garmin International, Inc.	Kansas
Garmin USA, Inc.	Kansas
Garmin Realty, LLC	Kansas
Garmin AT, Inc.	Oregon
Garmin (Europe) Ltd.	England
Garmin N.V.	Netherlands Antilles
Garmin B.V.	Netherlands